SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

TherapeuticsMD, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

88338N206
(CUSIP Number)

Rubric Capital Management LP 155 East 44th St, Suite 1630 New York, NY 10017 Attention: Brian Kleinhaus 212-418-1888
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 23, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 5 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88338N206	SCHEDULE 13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Rubric Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,721,953 Shares
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,721,953 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,721,953 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.27%
14	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 88338N206	SCHEDULE 13D	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON David Rosen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,721,953 Shares
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,721,953 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,721,953 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.27%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 88338N206	SCHEDULE 13D	Page 4 of 5 Pages

This Schedule 13D amends the Schedule 13D initially filed by the Reporting Persons with the Securities and Exchange Commission on August 8, 2022, with respect to the common stock, par value $0.001 per share (the “Shares”), of TherapeuticsMD, Inc., a Nevada corporation (the “Issuer”) (collectively, including this amendment, the “Schedule 13D”).

Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended by adding the following.

As disclosed in an 8-K filed by the Issuer with the United States Securities on August 29, 2022, the Issuer, on and effective as of August 23, 2022, appointed Justin Roberts as an independent director on its board of directors.

CUSIP No. 88338N206	SCHEDULE 13D	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:   August 30, 2022

RUBRIC CAPITAL MANAGEMENT LP

By:	/s/ Michael Nachmani
Name: Title:	Michael Nachmani Chief Operating Officer

/s/ David Rosen
DAVID ROSEN